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                                                                      EXHIBIT 99

               ADVANCED LIGHTING TECHNOLOGIES REPORTS FISCAL 1999
                              FIRST QUARTER RESULTS

          DETAILS EXPENSE REDUCTION, CASH FLOW ENHANCEMENT INITIATIVES

           WILL STREAMLINE MANUFACTURING AND INTERNATIONAL OPERATIONS,
                     SIGNIFICANTLY REDUCE CORPORATE OVERHEAD

                   UNIFORM PULSE START(TM) SALES ACCELERATING

SOLON, OH, NOVEMBER 11, 1998 - ADVANCED LIGHTING TECHNOLOGIES, INC. (Nasdaq:
ADLT), a leading developer, manufacturer, and marketer of metal halide lighting systems, today reported financial results for the first quarter of fiscal 1999 ended September 30, 1998.

Sales for the first quarter totaled $50.4 million, an increase of 68% over the fiscal 1998 first quarter. Income from operations totaled $3.2 million, down from $4.2 million for the corresponding year-ago period. Net income for the fiscal 1999 first quarter was $0.3 million, or $0.01 per share, compared to $2.5 million or $0.15 per share. Weighted average shares outstanding totaled 20,573,000 in the 1999 first quarter compared to 16,625,000 in the year-ago period, reflecting additional shares issued in conjunction with the Ruud and Deposition Sciences acquisitions completed in January 1998.

As previously reported, fiscal 1999 first quarter results reflect continued growth in the sales and earnings of ADLT's core U.S. metal halide operations, which was offset by soft sales overseas and in non-metal halide products. While sales for the quarter were in line with revised expectations, bottom-line results reflect higher than anticipated expenses for the quarter and decreased profitability of international operations and non-metal halide products.

As previously disclosed, ADLT's international operations have been negatively impacted by their current economic environments, with the largest purchasers of materials adjusting inventory levels. Sales of non-metal halide products, an area where ADLT has been strategically reducing its presence, also declined at a faster rate than originally anticipated. Additionally, first quarter results include approximately $2 million in product introduction costs for ADLT's next generation Uniform Pulse Start(TM) line of metal halide lighting systems.

Wayne R. Hellman, Chairman and Chief Executive Officer, stated, "Although sales are trending in line with our revised expectations, the first quarter's results of operations were below prior expectations. Our actions to deal in this new environment has produced a new company discipline that postpones all opportunities that are not in ADLT's core business. Core programs like Pulse Start will roll-out this year as scheduled. The first quarter earnings' shortfall was caused by the inability to cut back expenses quickly enough in our



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other operations and particularly at the corporate level once this postponing policy was adopted."

"Under this policy our actions are expected to reduce quarterly cash operating expenses by approximately $4.5 million through the elimination of approximately 220 positions and a 60% reduction in corporate overhead. These actions are expected to help produce positive cash flow in the last half of the fiscal year without impeding our ability to meet demand."

"We believe our core metal halide operations continue to gain market share in the U.S.--the world's largest market for metal halide lighting. Our core U.S. metal halide operations generated 16% internal sales growth in the first quarter, including 34% growth in lamp sales. We are pleased to report that sales of our revolutionary Uniform Pulse Start line have accelerated since its introduction late in the fourth quarter. Pulse Start LAMP sales totaled 20,000 units in the first quarter and are on a 30,000 unit run rate in the second quarter. The latter figure would indicate a 1.5% market penetration on an annualized basis. Pulse Start FIXTURE sales, meanwhile, are expected to begin to accelerate in the second quarter."

COST REDUCTION AND CASH FLOW ENHANCEMENT INITIATIVES

The company's planned performance enhancing initiatives fall into five areas:

- CONSOLIDATION OF EQUIPMENT AND LAMP-MAKING OPERATIONS. ADLT plans to consolidate its metal halide lamp-making operations into its primary facility in Solon, Ohio. As part of this effort the company will close its Bellevue, Ohio facility, which manufactures both specialty metal halide lamps and equipment to manufacture metal halide lamps. Additionally, ADLT is re-evaluating its joint venture/equipment sales. The Pacific Rim is currently facing serious economic difficulties, so the company is considering diverting this same equipment to ADLT's own Solon lamp factory, thereby increasing productivity and delaying the need for substantial capital expenditures for approximately three years.

- REDUCED FACILITIES EXPENDITURES. ADLT will put on hold approximately $15-20 million in planned facilities expenditures. These expenditures included headquarters build-out and the completion of certain facilities designed to highlight and promote metal halide lighting. Additionally, the company will postpone for approximately nine months the outfitting of its recently expanded metal halide materials production operations. ADLT believes it has adequate existing capacity to meet near-term materials demand.

- CONSOLIDATION OF INTERNATIONAL OPERATIONS. ADLT will exit its Canadian lamp distribution operations, a business acquired as part of a previous acquisition. These Canadian operations generated approximately $8 million in annual sales but were too focused on non-metal halide products and became unprofitable. ADLT's Canadian power supply operations will remain intact. ADLT anticipates significant growth for
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     this operation based on the need to supply new products for the accelerating roll-out of Uniform Pulse Start systems. Secondly, ADLT reported that it will significantly reduce expenditures for its branch operations on the European continent, which are performing below expectations. ADLT's UK operations continue to perform well and will be unaffected by these actions.

- CORPORATE EXPENSE REDUCTIONS. ADLT plans to achieve corporate overhead expense reductions of approximately 60%, or $3 million annually. The company will eliminate approximately 50 mid- and senior-level management positions.

- MICROSUN. The company is in the process of scaling back its MicroSun residential metal halide lighting operation in order to minimize its immediate costs. Given the deterioration of the capital markets and the inability to raise the funds necessary to spin-off the MicroSun business, management is presently re-evaluating the manner in which the MicroSun business will be disposed. This re-evaluation is intended to be all-inclusive, and modifications to the plan of disposal to be considered include winding-down or liquidating the operations.

All aspects of these initiatives will be examined during the second quarter, which may require the company to take pretax restructuring charges ranging from $10 to $21 million.

FIRST QUARTER DISCUSSION

First quarter performance was led by the company's core US metal halide lighting operations. Sales of these products increased 16% over the year-ago period on an internal growth basis, following a 14% quarter-over-quarter increase in the fiscal 1998 fourth quarter. Lamp sales increased 34% in the first quarter, following a 24% increase in the fourth quarter. Sales of non-metal halide lighting products decreased 36% in the first quarter. US sales of metal halide materials decreased 7% in the first quarter.

International sales decreased 1% in the first quarter, following a 43% increase in the fourth quarter. Sales of non-metal halide lamps decreased 38% in the first quarter, following an 11% increase in the fourth quarter. The company attributed decreased sales of metal halide products to the international economic environment. International sales of metal halide materials decreased 11% in the first quarter.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties, including the timely development and market acceptance of new products, the timely and successful implementation of the cost reduction and cash flow initiatives, the impact of the initiatives on relationships with customers, suppliers and employees, the ability to provide adequate incentives to retain and attract key employees, the integration of acquired operations, the impact of competitive products and pricing, and other risks detailed from time to time in the Company's EDGAR filings with the Securities and Exchange Commission. In particular, see "Risk Factors"' in the Company's Form 10-K for the fiscal year ended June


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30, 1998. The Company's actual results could differ materially from those anticipated in these forward-looking statements.

Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer, and marketer of metal halide lighting products, including materials, system components, systems, and production equipment with operations and affiliates in North America, Europe, the Pacific Rim, and Australia.


For further information, contact:

Rick Barone
Director of Investor Relations
Advanced Lighting Technologies, Inc.
440-836-7111
ADLT: Fiscal 1999 Update


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                      ADVANCED LIGHTING TECHNOLOGIES, INC.
            Condensed Consolidated Statements of Income (Unaudited)
                (In thousands, except per share dollar amounts)

                                                                                                        Three Months Ended
                                                                                                          September 30,
                                                                                                      ----------------------
                                                                                                        1998          1997
                                                                                                      --------      --------
Net sales                                                                                             $ 50,358      $ 29,937

Costs and expenses:
  Cost of sales                                                                                         29,636        17,326
  Marketing and selling                                                                                  8,859         4,416
  Research and development                                                                               3,748         1,399
  General and administrative                                                                             4,321         2,214
  Fiber optic joint venture formation costs                                                                  -           212
  Amortization of intangible assets                                                                        559           214
                                                                                                      --------      --------
Income from operations                                                                                   3,235         4,156
Other income (expense):
  Interest expense                                                                                      (2,727)         (327)
  Interest income                                                                                          238           527
  Loss from equity investments                                                                            (189)            -
                                                                                                      --------      --------
Income from continuing operations before income taxes                                                      557         4,356
Income taxes                                                                                               269         1,568
                                                                                                      --------      --------
Income from continuing operations                                                                          288         2,788
Loss from discontinued operations, net of income tax benefits                                                -          (298)
                                                                                                      --------      --------
Net income                                                                                            $    288      $  2,490
                                                                                                      ========      ========
Earnings per share -- Basic
  Income from continuing operations                                                                   $    .01      $    .17
  Loss from discontinued operations                                                                          -          (.02)
                                                                                                      --------      --------
Earnings per share -- Basic                                                                           $    .01      $    .15
                                                                                                      ========      ========
Earnings per share -- Diluted:
  Income from continuing operations                                                                   $    .01       $   .17
  Loss from discontinued operations                                                                          -          (.02)
                                                                                                      --------      --------
Earnings per share -- Diluted                                                                         $    .01       $   .15
                                                                                                      ========      ========
Weighted average shares outstanding:
  Basic                                                                                                 20,205        16,260
                                                                                                      ========      ========
  Diluted                                                                                               20,573        16,625
                                                                                                      ========      ========